Filed by Mellon Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies: Mellon Financial Corporation (Commission File No. 1-7410)

The Bank of New York Company, Inc. (Commission File No. 1-06152)

The information presented below may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon our current beliefs and expectations and are subject to significant risks and uncertainties. The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of The Bank of New York Company, Inc. and Mellon Financial Corporation may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the combined company may not realize, to the extent or at the time we expect, revenue synergies and cost savings from the transaction; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; and (5) governmental or shareholder approvals of the transaction may not be obtained on the proposed terms or expected timeframe or at all. Additional factors that could cause The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s results to differ materially from those described in the forward-looking statements can be found in The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission. All statements below speak only as of January 17, 2007, and Mellon Financial Corporation undertakes no obligation to update any statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

The proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation will be submitted to The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s shareholders for their consideration. Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about The Bank of New York Company, Inc. and Mellon Financial Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and other SEC filings that will be incorporated by reference in the joint proxy statement/prospectus will also be available, without charge, from Mellon Financial Corporation, Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258-0001 (800-205-7699), or from The Bank of New York Company, Inc., Investor Relations, One Wall Street, 31st Floor, New York, New York 10286 (212-635-1578).

The respective directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Mellon Financial Corporation and/or The Bank of New York Company, Inc. in respect of the proposed transaction. Information about the directors and executive officers of Mellon Financial Corporation is set forth in the proxy statement for Mellon Financial Corporation’s 2006 annual meeting of shareholders, as filed with the SEC on March 15, 2006. Information about the directors and executive officers of The Bank of New York Company, Inc. is set forth in the proxy statement for The Bank of New York Company, Inc.’s 2006 annual meeting of shareholders, as filed with the SEC on March 24, 2006. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.

***

The following is a transcript from the analyst call on Wednesday, January 17, 2007.

Mellon Financial	Mellon Financial Fourth Quarter 2006 Earnings

Mellon Financial Fourth Quarter 2006 Earnings

Mellon Financial

16590251

Andrew Clark

January 17, 2007

8:00 am Eastern Time

Operator:	Operator: Good morning ladies and gentlemen and welcome to the Mellon Financial Fourth Quarter 2006 Earnings Conference Call. At this time all participants are in a listen-only mode. Later we will conduct a question and answer session. Please note that this conference is being recorded. I would now like to turn the call over to Mr. Steve Lackey. Mr. Lackey, you may begin.

Steve Lackey:	Thank you Sandra and good morning everyone. The content of this conference call and webcast and any related material is the property and copyright of Mellon Financial Corporation. This conference call and webcast may not be reproduced, recorded, broadcast, disseminated, published or sold or otherwise used for public or commercial purposes without the express written consent of Mellon and the relevant information providers. The archived version of this conference call, the press release and the quarterly Earnings Summary report are available on our website, mellon.com. In addition, the archived version of this call will be available via podcast.

The following discussion contains statements that are considered forward-looking statements. Actual results may differ materially from those expressed or implied due to a variety of factors that are described in our Annual Report on Form 10-K for the year ended December 31, 2005, as well as on page one of our Earnings Summary. These forward-looking statements speak only as of January 17, 2007, and Mellon undertakes no obligation to update any forward-looking statement to

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reflect events or circumstances after that date or to reflect the occurrence of unanticipated events. The proposed merger between the Bank of New York Company Incorporated and Mellon Financial Corporation will be addressed in a joint proxy statement/prospectus to be filed with the SEC. We urge shareholders to read it when it becomes available because it will contain important information.

Participating in this morning’s call are Bob Kelly, Mellon’s Chairman, President and CEO; Steve Elliott, Mellon’s Senior Vice Chairman; and Mike Bryson, Mellon’s Chief Financial Officer. In addition, a number of Mellon’s Executive Management Team are available to respond to questions including Ronald O’Hanley, Dave Lamere, Jim Palermo and Bob Stasik. Please note that Mike Bryson’s review of the financial results during this call will follow the format of the Earnings Summary report and is available currently on the Home page of mellon.com. Now I would like to turn the call over to Bob Kelly.

Robert Kelly:	Thanks Steve and good morning everyone and thank you for joining us this morning. We had a great quarter and it makes it the fourth in a row for us with double-digit revenue and earnings per share growth. Our performance throughout the year reflects the quality of our service, the quality of our people and the strength of our businesses, particularly in Asset Management and Asset Servicing.

In first quarter we generated 26% growth in total revenue, topping $1.5 billion with fee increases of 30%. Our headline in Continuing EPS growth of 50%, included the impact of a number of expenses totaling $0.10 per share and a tax benefit amounting to $0.18 per share; and when you exclude those items our EPS growth was 33% Q4 over Q4. Our results continue to be

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characterized by strong new business momentum, and the announcement of our merger with Bank of New York has not slowed the growth of our pipelines. Assets under management were just shy of hitting a trillion dollars at the end of the fourth quarter with net flows of $14 billion and we achieved another record quarter in performance fees at $196 million. Over half of our performance fees were based upon new business generated during 2006. Excluding performance fees and the impact of the Walter Scott acquisition, investment management fees increased by 26%, a terrific performance by Ron and his team. Our assets under custody of $4.5 trillion grew by 15% during the year. During the fourth quarter we converted $84 billion in net new business. 2006 was a record year for Asset Servicing with over $500 billion in new wins, 60% of which came from new clients. We won the trifecta for awards again in 2006. We learned late in December that Global Custodian ranked Mellon as number one amongst the large custodians for the fifth year in a row and we hope to continue that trend in 2007 too. Private Wealth continued to generate good growth with fees increasing 12% and net sales levels running 50% higher than the fourth quarter of 2005. During the quarter we opened a new Private Wealth office in Century City, our fifth this year. In 2006 we also added 17 wealth professionals to our sales staff. The increase in the number of offices and sales staff is representative of the ongoing investment that we’ve been making in Private Wealth. The growth of our expenses during the fourth quarter reflects the impact of higher incentives associated with new business, the acquisition of Walter Scott and a number of year-end actions related to initiatives outlined in our November investor conference. Excluding the impact of these expenses our pretax margin was unchanged at 26% and our expectations are for an improving margin in 2007 and beyond. Our pretax income outside to the U.S. climbed to 21% compared to 17% for the first nine months of 2006, an indication of our

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continuing international growth. Our ROE was strong at 25% in the fourth quarter. Net income was impacted by the sale of our Venture Capital portfolio, previously in the Other sector as it was outside of our strategic focus in Asset Management and Asset Servicing. The capital previously allocated to support this portfolio can now be dedicated to supporting our higher growth businesses.

I want to provide a really quick update to you on the progress we’re making related to the proposed merger with Bank of New York. Our press release notes that we expect to file our S4 by the end of February or the beginning of March and that would be shortly after the release of our respective 10-Ks. Our two management teams are working very closely together on integration planning. We announced the executive management team for the new company in December. We announced 60 integration planning positions over the past few weeks, those included people in business lines as well as Finance, HR and Technology, and we expect to announce the next level of management by the beginning of March. We are making good progress.

I cannot be more excited as we begin to start 2007. Our businesses are in great shape and carrying substantial momentum and great pipelines into the new year. The merger with the Bank of New York will strengthen our customer offering, provide tremendous financial synergies and allow us to be a formidable global competitor.

At this point, I would like Mike Bryson to provide further details of the quarter and then we’ll, of course, open it up for Q&A. Mike

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Michael Bryson:	Thank you Bob. Before I begin my review of the fourth quarter let me first note a few items, on the cover page, that impacted the reporting of our results from a financial statement geography perspective. As Bob noted, in December of 2006 we sold our ownership interest in the direct and indirect portfolios of our venture capital group, Mellon Ventures. As a consequence we applied this discontinued operations accounting to this business. A segment of our Working Capital Solutions business was moved from the Payment Solutions & Investor Services sector to Business exits in the Other sector based on our intention to not renew certain contracts with agencies of the Federal Government that expire in 2007 and our asset administration business in Brazil was moved to the Mellon Asset Management sector from Business exits in the Other sector as a result of a decision to strategically grow the business, which together with our asset management business in Brazil is managed by Mellon Global Investments. Accordingly the income statements in business sector presentations have been restated for all periods for these items.

Turning to the financial highlights on Page 2 of the Earnings Summary report, earnings per share from continuing operations of $0.72 per share increased 50% compared to the fourth quarter of 2005 on a reported basis and, as Bob noted, after consideration of the $0.10 per share of expenses and $0.18 per share of tax benefits footnoted on the page, increased 33%. EPS for the total corporation, which includes an after tax loss in discontinued operations of $61 million due primarily to the loss recorded on the sale of our venture capital portfolio was $0.57 per share, up 14%.

Turning back to our Continuing operations results, Bob noted the record level of assets under management of $995 billion, up 27% year-over-year and the record

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level of assets under custody or administration of $4.5 trillion, up 15% year-over-year. Bob also noted the impressive growth in fee revenue, particularly investment management and institutional trust and custody fees. I’ll discuss net interest revenue later, which as expected declined as a result of the Walter Scott & Partners acquisition. Operating expenses grew 32% on a reported basis with the severance, impairment, merger related and occupancy expense detailed on the page accounting for approximately 6% of that growth. The pretax operating margin for the fourth quarter of 2006 was 22% versus 26% in the fourth quarter of 2005 with those same expenses accounting for the entire decline. I’ll provide additional detail on expenses shortly. Our percentage of pretax income outside the U.S. totaled approximately 21% for the fourth quarter compared to 13% for the prior year quarter, consistent with our strategic goals. Excluding the tax benefit noted earlier, our tax rate for the fourth quarter of 2006 would have been 30.9%. We currently expect our tax rate for the first quarter of 2007 to be approximately 32.5%. Our tangible shareholder’s equity ratio at December 31, 2006, was 4.74%, within our targeted range of 4.25% to 5.25%. Our year-end ratio was negatively impacted by approximately 40 basis points from the adoption of SFAS No. 158 for pensions, less than expected due to the strong performance of our pension plan during 2006. During the quarter we repurchased 1.4 million shares and issued 4.8 million shares, including 2.8 million in connection with the Walter Scott & Partners acquisition with the remainder issued for benefit plan purposes.

I’ll skip Page 3 as it details the growth rates that have already been cited and move to Page 4 for a discussion of non-interest revenue. Our businesses continued to deliver strong top line growth. Fee revenue grew 30% in the fourth quarter of 2006 compared to the prior year quarter driven by a combination of

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higher performance fees, new business, improved equity markets, strong growth in our Asset Servicing joint ventures and the impact of acquisitions. Specifically investment management fees grew 52% overall and 26% including the impact of performance fees and acquisitions. Our growth continues to be primarily organic as net flows over the last 12 months totaled $72 billion. I would also note that investment management revenue, excluding the impact of performance fees and acquisitions, increased 9% unannualized on a linked quarter basis. Distribution and service fee revenue grew 13% with the primary driver being Mellon Global Investments, our international distributor, consistent with our strategy to expand our asset management franchise outside the U.S. Institutional trust and custody fees grew 14% year-over-year; driving the increase was the impact of approximately $224 billion of net new business conversions over the past 12 months and the 76% in net equity earnings from the ABN ARMO Mellon and CIBC Mellon joint ventures. Payment Solutions & Investor Services’ fees on the other hand were down 7% year-over-year. The decline was due to lower ancillary service revenue at Mellon Investor Services as well as more customers paying with deposit balances in lieu of fees, which is recorded in net interest revenue. Foreign exchange trading revenue increased 31%, primarily due to higher client volumes, and other non-interest revenue increased 16%, primarily to higher seed capital gains as well as higher expense reimbursements from the Asset Serving joint ventures which are recorded as other revenue. Before leaving our discussion of non-interest revenue, I would like to point out that for the first quarter we would expect a significantly lower level of performance fees, which are seasonably highest in the fourth quarter. I’ll provide a more in-depth look at performance fees when we discuss the results of Mellon Asset Management.

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Turning to Page 5, net interest revenue declined $7 million or 6% compared to the fourth quarter of 2005 and $9 million or 8% unannualized sequentially, consistent with expectations noted during our call last quarter. Both decreases were impacted by the financing cost associated with the Walter Scott & Partners acquisition of approximately $6 million per quarter. The fourth quarter of 2005 included approximately $4 million of net interest revenue from our commercial real estate loan portfolio, which was sold in the first quarter of 2006, while the third quarter of 2006 was impacted by unusually high client deposits in Payment Solutions & Investor Services. The net interest margin decline of 25 basis points in the fourth quarter of 2006 versus the prior year quarter reflects these factors as well as the impact of a flat to inverted yield curve on our adjustable rate investment securities portfolio, an increase in lower yielding money market investments and trading securities and a lower proportion of non-interest bearing deposits. For additional details on net interest revenue and margin please refer to Pages 4 and 5 of the Appendix for a 12-quarter trend of average balances and interest rates and yields.

Turning to operating expense on Page 6, I would like to note the $59 million of severance, impairment, merger-related and occupancy reserve expenses included in the quarter. I’d also note that expense growth for the quarter was impacted by the Walter Scott & Partners acquisition as well as a higher level of year-end expenses. Looking at key line items and beginning first with staff expense, excluding the impact of severance, compensation increased 9% year-over-year, the majority of which resulted from the Walter Scott acquisition and our annual merit increase that was effective July 1. Note that related head count was up only 2% year-over-year in spite of 26% revenue growth. Annualized fee revenue per employee increased from $261,000 in the fourth

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quarter of 2005 to $333,000 in the fourth quarter of 2006. The growth of incentives was primarily due to the results of Mellon Asset Management and Asset Servicing as well as higher corporate incentives based upon our 2006 performance. The majority of the $13 million or 21% increase in benefit expense was due to higher pension expense and an unusual insurance benefit. Turning to non-staff expenses, professional, legal and purchase services expense grew 19%, over half of which was due to merger-related fees of $11 million with the remainder in support of new business generation and strategic growth initiatives. Distribution and servicing expense, which is largely offset in revenue, grew 31% primarily related to a higher level of mutual fund activity outside of the U.S., particularly in Japan. Net occupancy expense was up 16% due primarily to additions to occupancy reserve as we continue to restructure our use of space. Business development and marketing expense increased 27%, consistent with our new business revenue growth. The amortization of intangible expense increased $16 million due primarily to the $11 million impairment charge noted and the impact of the Walter Scott & Partners acquisition. Approximately half of the year-over-year increase in other expense related to growth in our Asset Servicing joint ventures and the associated amounts of pass-through revenue; the impairment charge related to HBV Alternative Investment Strategies, which was sold in the fourth quarter of 2006 with the balance associated principally with supporting growth. Again, as you model expenses for the first quarter, you should consider a lower level of performance fee-related incentives, which are seasonably highest in the fourth quarter.

Turning to Page 7, as Bob noted earlier, 2006 was a fantastic year for Mellon. Our results demonstrate the strength of our focus in Asset Management and Asset Servicing globally. For the full year these businesses represented 87% of

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our core sector revenue and 91% of core sector pretax income. A key driver of the success in Asset Management is continued strong organic growth. Net asset flows totaled $14 billion in the fourth quarter and $72 billion over the past 12 months which equated to 9% organic growth year-over-year.

Looking at each of our business sectors and beginning on Page 8, Mellon Asset Management continues to demonstrate extremely strong momentum with exceptional revenue and pretax growth. Total revenue grew 53% driven by an increase in performance fees, strong flows, including $65 billion over the past 12 months, improved equity markets as well as the impact of acquisitions. I would also note that the yield on average assets under management increased year-over-year driven by higher performance fees, a higher proportion of equity assets and increased mutual fund sales outside of the U.S. Performance fees increased 154% in the fourth quarter of 2006 versus the prior year quarter, driven primarily by new hedge fund and international strategies. Of the 154% year-over-year increase, approximately 55% was due to new business mandates. Mellon Asset Management’s new business trends remain strong. Annual new business revenue was up 42% in the fourth quarter of 2006 compared to the prior year quarter while for the full year annualized new business revenue was up approximately 170%. Operating expense included an $11 million charge for HBV related impairments and severance expense. Operating leverage was a positive 8 points and adjusting for the severance and impairment charge was a positive ten points, improving Mellon Asset Management’s adjusted pretax operating margin to 34%, 35% on an adjusted basis from 30%, and resulted in 71% growth in adjusted pretax income. I would also note that the pretax margin for Mellon Asset Management with distribution expenses netted against revenue

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and adjusted for the impact of severance and the impairment charge was 42% in the fourth quarter of 2006 compared to 38% in the prior year quarter. Before leaving the discussion of Mellon Asset Management, I would like to again emphasize the seasonal nature of performance fees. In addition to relative investment performance and market conditions, the level of performance fees in a given quarter is also impacted by the number of mandates with measurement periods ending in that quarter. For Mellon our performance fees are typically highest in the fourth quarter and in the fourth quarter approximately $110 million of the performance fees recorded were related to hedge funds strategies where the fee can only be earned in the fourth quarter. As a result of this mix we would expect performance fees to be significantly lower in the first quarter of 2007.

Turning to Private Wealth Management, total fee revenue increased 12% to a record quarterly level driven by organic growth and record quarterly new business, improved equity markets and the acquisitions of City Capital and Planned Giving Services Group of U.S. Trust. Client assets increased 10% to a record level of $95 billion resulting from net new business, acquisitions and improved market conditions. Net interest revenue increased 1%. While net interest revenue continues to be impacted by the yield curve and relatively flat deposits we are beginning to see an increase in loan levels. We expect the impact of the national private banking initiatives we detailed at our investor conference to continue this trend. The expense impact of business growth initiatives as well as severance expense negatively impacted operating leverage. To date our business growth initiatives have included opening five new offices with two in Florida, one in California, one in North Carolina and a family office location in the U.K. In addition we added 17 new sales people during the year.

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It’s worth noting that we’ve been able to make these growth investments and still maintain an industry leading margin of 39%.

Turning to Asset Servicing on Page 10, Asset Servicing also continued its strong momentum as assets under custody and administration increased to a record level of $4.4 trillion, up 15% driven by net new conversions of $224 billion over the last 12 months. Fee revenue was up 15% resulting primarily from a 14% increase in institutional trust and custody fees from new business and related conversions as well as a 76% increase in equity earnings from the ABN AMRO Mellon and CIBC Mellon joint ventures. That interest revenue increased by 19% due to higher foreign and domestic deposit balances while operating expense increased 22% in the fourth quarter compared to the prior year quarter reflecting new business and growth initiatives, higher joint venture pass-through payments, the $11 million impairment charge related to DPM Mellon and the $6 million severance charge also noted. The impairment charge, severance and higher year-end expenses accounted for over one-third of the operating expense increase. We continue to be recognized, as Bob noted, for our superior quality and client service. In early January of 2007 Global Custodian Magazine released the results of their 2006 quality survey and for the fifth consecutive year we were rated number one for quality among the large custodian peer group. This recognition is one reason why we recorded over $500 billion in new business wins in 2006, 60% of which were from new clients.

Turning to Page 11, before I review the results of the PS&IS sector let me again note in the fourth quarter of 2006 a segment of our Working Capital Solutions business representing $36 million of revenue was moved from that sector to Business exits in the Other sector based upon our intention to not renew

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certain contracts related to agencies of the Federal Government that expire in 2007. Accordingly the results for PS&IS have been restated. The year-over-year impact on pretax income was not material. Turning to the fourth quarter results total fee and other revenue decreased $6 million, reflecting lower ancillary revenue at Mellon Investor Services and higher credits for compensating balances in lieu of fees. That decline was offset by higher net interest revenue driven by higher deposit levels and increased spreads reflecting higher interest rates. Operating expense increased 7% due primarily to severance expense, which negatively impacted the pretax operating margin by approximately 400 basis points. The severance expense is associated with our strategic actions to improve the operating margins of our Working Capital Solutions and Mellon Investor Services businesses. Note that headcount for PS&IS has declined 3% year-over-year. We continue to be recognized for superior client service in this sector. In the 2006 Bank Leader Survey our Working Capital Solutions business was rated number one for customer satisfaction among U.S. cash management providers.

Turning to the Other sector on Page 12, we reported a pretax loss of $79 million in the fourth quarter of 2006 compared to a pretax loss of $8 million in the prior year quarter. This was primarily due to a $21 million decline in fee and other revenue reflecting lower revenue in business exits and from revenue recorded in the fourth quarter of 2005 from the transitional services agreement with ACS, a $4 million decrease in net interest revenue reflecting in part the impact of a flat converted yield curve on our adjustable rate investment securities portfolio and a $45 million increase in operating expense, approximately half of which was due to the remaining severance, merger related and occupancy reserves noted earlier with the balance primarily related to higher pension and corporate level incentive expense.

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On Page 13, let me take a moment to provide you with an update on our plans to redeem our junior subordinated debentures which we were unable to complete in the fourth quarter due to the merger announcement. Based upon the current interest rate environment, we intend to redeem our Series A and B junior subordinated debentures in the first half of 2007. Redemption of both of these issues of securities would result in a total pretax charge to income of $46 million for the redemption premiums and the write-off of unamortized issuance costs. We anticipate replacing these securities with a combination of tier 1 qualifying capital and senior debt that would reduce our funding costs in the second quarter and funding costs of the merged company thereafter.

And then finally on Page 14, I’d like to take a moment to highlight the brief update on the long-term financial goals Bob detailed at our investor conference last November. Recall that we provided earnings per share as well as revenue and pretax related goals. While we are certainly in the early stages, our businesses continue to position themselves to meet their revenue growth goals by making key strategic investments in new products, geographic expansion, human capital and enhanced customer client service. In addition, our management team remains extremely focused on improving efficiency and delivering operating leverage evidenced by the strategic actions taken in the fourth quarter. We will continue to provide periodic updates on our progress.

Operator, you may now open the lines for questions.

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Operator:	Thank you. We will now conduct a question and answer session. If you have a question, please press star then one on your touchtone phone. If you wish to be removed from the queue please press the pound sign or the hash key. If you’re using a speakerphone you may need to pick up the handset first before pressing the numbers. Once again, if there are any questions, please press star then one on your touchtone phone. One moment please.

The first question is from Brian Bedell from Merrill Lynch; please go ahead.

Brian Bedell:	Hi. Good morning guys. It’s a great quarter.

Robert Kelly:	Thanks Brian.

Brian Bedell:	Could you just talk about circling back to when you guys announced the agreement, and Bob, you were running through the nature of the losing no customer, can you maybe talk a little bit more detail about how you set up your integration teams and also, and I’m talking really about Asset Servicing here since most of the other business lines are complimentary. But within Asset Servicing, how do you set up your integration teams and also how you’re keeping a focus on new revenue growth post merger and what type of teams you set up for that?

Robert Kelly:	Well thanks Brian. I would just say at the outset, I’ll have Steve talk a little bit to integration and then Jim talk to the whole issue of customer service and revenue growth, but I would just say at the outset, I think that Tom Renyi, under Tom’s leadership we’re definitely off and running in terms of integration planning. I’m now spending a day a week in New York. It tends to be every

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Thursday and the integration senior management team under Don Monks and Steve Elliott tends to meet every Thursday as well and I meet with the group after that and we’re going through a very thorough, methodical process and there’s a lot of work being done every day on integration. So I’ve been pleased with progress thus far. Obviously we have a huge number of decisions to be made, but I’ve been delighted with the tone and the quality of the discussion so far and the quality of the decisions being made, but just in terms of the process maybe I’ll just ask Steve to talk to it for a few minutes and then we’ll hand it over to Jim on the revenue side.

Steve Elliott:	Sure Bob. Brian, I think we also from our perspective are off to an extremely strong start and obviously it starts very much with making sure that the core group and your project management office has identified full-time people assigned to it. Both organizations I think have strong people that are identified full-time for the next three years or so to work this through. As I think people on the phone know that post close this will be my only assignment to work through the integration from not only a planning perspective but obviously during post-close. I’d say right now we’re fleshing out all of the teams inside individual lines of businesses and the shared services side. Decisions are getting put on the table, the work streams are being well identified and at this point it’s all about execution. We’ve got a big January/February coming up here as we go through specific lines of business reviews and shared services reviews. We’ve got to be working on our level two identification of people and the next assignments, which we indicated in the opening remarks, would be done by early March. So right now our focus is also on getting this thing closed, which is obviously step number one, but at the same time a huge effort to going on business retention and here I think, Jim, I’ll pass to you on efforts on business retention.

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Robert Kelly:	And just before you do, Jim, Steve, when Brian asked the question about how we’re organized, can you just describe how many people at this point we have at the top of the house on integration and then get every business unit and every staff here that also has a dedicated person or team also walled off working full-time more or less on integration.

Steven Elliott:	Yeah, at the top of the house we in essence have a core group of five to eight people in each organization working together as a team. Then we have approximately 60 people in the various lines of businesses and shared services. From a business leadership perspective, the core group, the core leadership full-time, integration team and then in essence it cascades from there, Bob, obviously depending upon the size of the unit and we’re in essence getting more and more people involved almost daily as we go through this process. So it will continue to build between now and closing.

Brian Bedell:	I’m sorry, Bob, you mentioned a dedicated team. I didn’t get the last couple words. Were you talking about a dedicated team for looking at new revenue growth opportunities in Asset Servicing?

Robert Kelly:	No, what we meant is just to get the integration job done over the next three years, Brian, we have dedicated teams under both Steve and Don at the top of the house and then we have dedicated integration teams in each business unit and in each staff area.

Brian Bedell:	I see.

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Robert Kelly:	And what we’re trying to do is have 95% or 99% of our people focused on business as usual and 1% focused entirely on integration. Of course our business heads are going to be charged with not only maintaining business but also growing the business throughout the integration effort, period. And at this point, why don’t I just hand it over to Jim and he can tell you about just what is going on from a revenue perspective

Brian Bedell:	All right. Thanks.

James Palermo:	Brian, first thing we always talk about is it all stems from the quality, but I’ll talk about the Global Custodian Survey Results which really have a direct and meaningful impact on pipelines. The pipeline today stands very strong. It’s actually higher than it was in the third quarter before the announcement of the planned merger. In comparison to last year it’s just slightly below and that was really a peak period for the pipeline a year ago at this time. The second thing I would point out is just the number of wins that we’ve enjoyed since the announcement. We’ve had 12 wins representing greater than $50 billion in new assets, so I think the results are really beginning to speak for themselves in that we remain very focused on new revenue generation. We talked about 60% of our new wins last year totaling over $506 billion; 60% of those came from new clients, new names, which was a very important initiative for us as we continue to build our base on a global scale.

Brian Bedell:	Great. Great. Thanks. Can I ask one more question?

Robert Kelly:	Sure.

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Brian Bedell:	Just on performance fees, you alluded to $110 million was due to hedge fund strategies in the quarter. If that’s, and it sounded like those were fourth quarter specific, so just directional I know we’re going much lower in performance fees in the first quarter, but maybe if you can also talk about what percentage of performance fees were attributable to Newton, which I guess also gets all of its fees in the fourth quarter.

Ronald O’Hanley:	Brian, this is Ron. The amount coming from Newton was negligible relative to the total. I mean maybe the way to think about this is that hedge funds as a percentage of total performance fees has grown year-over-year and in fact for the fourth quarter represented roughly 50% of the performance fees. We’ve had a surge in hedge fund sales in 2006, some of it related to the announced close of a particular strategy and some of it related to new products that were launched. But the last time I spoke to you we’d in fact seen over the last couple of years an evening out of the performance fees. The fourth quarter has always been large; in fact that trend is reversing itself as hedge funds grow for us.

Brian Bedell:	Okay. So basically in the first quarter we’re looking at your typical performance fees for Mellon Capital and then whatever hedge funds you do in the first quarter.

Ronald O’Hanley:	Well you can anticipate nothing, almost nothing from hedge funds in the first quarter because most of those, as you would know, would be fourth quarter payouts. So it would be mostly, if not all, non-hedge fund related performance fees in the first quarter.

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Operator:	Thank you. The next question is from Ken Usdin from Banc of America; please go ahead.

Ken Usdin:	Thanks. Good morning.

Robert Kelly:	Good morning Ken.

Ken Usdin:	If I could just follow-up on Brian’s last question. So understanding the typical seasonality in performance fees and the likely drop, performance fees net of incentives were like $0.22 of earnings this quarter, so even if you back out that $110, we’re obviously going to see a meaningful decline in just the revenue side. I was just wondering is there other areas in expenses that should see a similar decline, also outside of just the incentives that might have been kind of above trend with the run rate of revenues in the fourth quarter?

Michael Bryson:	First, Ken, I think you’re accurate… Given the fact that a very high percentage… I just want to get to your $0.22. I think that’s a little high because if, as Ron said, half of the performance fees were from a hedge fund mandate we have a much higher, I think you’re using probably something like a 30% incentive. It’s more like 50% on those, so I think you recount the numbers there you’ll get a lower impact.

Ken Usdin:	Okay.

Michael Bryson:	But having said that, I’d really defer to Ron really more on the patterning and the mandates.

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Ronald O’Hanley:	Yeah, I mean I think that first of all to follow-up on Mike’s point, our highest payout ratio quite intentionally is on hedge fund related performance fees, so incentives are quite variable to the volume and the performance there. But in thinking about the go forward, I mean I would look at what we had done in past years for the first quarter, particularly in 2006 and note that we have had a very active pipeline and as we report every quarter to you, we’ve had very good new business. We could expect the new business growth, but you wouldn’t see the same kind of hedge fund related performance fees.

Ken Usdin:	Got it. That’s very helpful. Thank you. My second question, also may be, Ron, for you as well. Just on the money funds business, it looked like the average balances were up $10 billion but in the long-term flows table was up only $3. Can you just give us a little more color on the fund flows on the money fund side and how you’re expecting that to continue to react to the fact that the Fed seemingly paused at least for now?

Ron O’Hanley:	Yeah, well I think a pause or the belief that there’s going to be ongoing pause will only be beneficial as people move from overnight into the funds and certainly if there was any thought that there might be a decline there’d be, significant volumes into the funds. Fourth quarter ‘06 related to fourth quarter ‘05 was a little bit odd of a comparison because you had that repatriation going on, of corporate profits due to tax reasons last year, so that was just… It was a little bit odd of a comparison. We also saw some meaningful outflows at the end of the fourth quarter and meaningful inflows right after that, which is not unusual in this business. So just to kind of summarize, with the expectation of continued steady, if not declining interest rates, we’re very optimistic on the money market business.

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Ken Usdin:	Thanks a lot.

Operator:	The next question is from Mike Mayo from Prudential Equity; please go ahead.

Mike Mayo:	Good morning.

Robert Kelly:	Morning Mike.

Mike Mayo:	Can you elaborate more on the institutional asset management fees? I mean that was pretty strong growth but by location, I mean is it the Boston Company. Is it some other entities? Where is it coming from?

Ronald O’Hanley:	Well, Mike, it’s Ron again. It’s pretty broad based. I mean obviously the absolute amount would reflect the size of these entities, so the strongest growth coming from The Boston Company, Mellon Capital etcetera, but it’s been growth virtually across the board for us.

Mike Mayo:	And what evidence, what can you say, the stock market’s higher so is this just being the right place the right time, certainly that helps or is it execution. What evidence do you have that you’re executing better?

Ron O’Hanley:	Well I would say it’s all execution. In all seriousness, if you tear apart the numbers you’ll see that there’s quite significant organic growth unrelated to market growth or acquisition and a lot of that is invested in performance and a lot of that is a product set that we have very carefully engineered over the past three years to 1) raise the realized fee rate and 2) start to meet the demands of a broader marketplace. So if you look at, for example, the amount of non- U.S. product that we have now relative to five years ago, the amount of absolute return and alternatives, it’s quite strong.

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Mike Mayo:	And then an unrelated question, back to expenses, I mean you’ve detailed pretty well the severance, the merger charge, the occupancy reserve, impairments to the business sell, that’s all there, but even when you strip all that out it’s still looks like expenses grew a little faster than revenues. And, Mike, you mentioned some year-end, I’m not sure your exact term, year-end expenses, which I guess are not detailed, can you just ballpark the size of those?

Michael Bryson:	Well, Mike, first of all, I think if you go through and do the calculations to the tenth of a percent on revenue and then subtract the $59 million of expenses, I think you’ll get about 0.6%/ 0.7% of positive operating leverage, so it’s a little bit slower. But you’re… What we really detailed some specific line items there, I mean honestly there are other expenses that we had, just we didn’t feel that we could, that it was appropriate to sort of detail them because they end up being a million or two here or million or two there. I think it’s just order of magnitude wise, I mean it probably would’ve added a couple more tenths of a percent of positive operating leverage. But, again, we had, probably had some of those same kind of expenses in the fourth quarter of last year and that’s why we just didn’t get into the nitty gritty about them.

Operator:	The next question is from Glen Schorr from UBS; please go ahead.

Glenn Schorr:	Thanks very much. Two quickies: One in Private Wealth Management, I think it’s consistent with your commentary, but when you look at say 12%

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year-on-year revenue growth but the same thing on the expense side, you’re not getting a heck a lot of earnings growth there. That’s related to your desire to continue to grow. I’m just checking. Should we look for more of the same despite the good market environment?

David Lamere:	Hi. This is Dave Lamere.

Glenn Schorr:	Hi Dave.

David Lamere:	I think that investment initiatives that we’ve been outlining for the last four quarters are what’s driving the expense growth, most specifically additional people on business generation, marketing expenses and additional locations, as Mike had detailed earlier. So it’s been a very conscious investment in trying to broaden the distribution and I think we’re seeing the initial stages of the improvement and the revenue growth that relates to that. I think as you look at ‘07 you won’t see the same velocity of expense growth, partly because we’re going to digest some of what we have. We will continue to add people but I don’t think you’ll see the same velocity and then we’re also very eager to learn more and to coordinate the activities that you have with our future colleagues at Bank of New York. So I think you can see the same strategic direction but not the same velocity of expense increase.

Robert Kelly:	Glenn, it’s Bob. I would echo that. This is a business that we strategically want to continue to grow. We don’t have as many offices around the nation as we’d like and we probably under invested it in the past. This is going to be a very nice earner for us over time and we’re at a point in the cycle right now where we can afford to invest and that’s exactly what we’re doing.

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Glenn Schorr:	Understood. Understood. Not sure if I missed commentary in the intro, but any update on conversations related to the JVs as you move ahead?

Robert Kelly:	Nothing new to report on that Glenn, we’re just working through it.

Glenn Schorr:	Okay, appreciate it. Thanks.

Robert Kelly:	Thanks.

Operator:	The next question is from David Hilder from Bear Stearns; please go ahead.

David Hilder:	Good morning. Just a question on what’s going on in the Payment Solution & Investor Services business. You mentioned both a reduction in a headcount and a decision to exit some Federal Government contracts. One, first question would be: Are those two items actually related to each other or are they separate and distinct actions and secondly just mention what the Federal Government contracts are, if you could?

Robert Stasik:	This is Bob Stasik. In terms of the reduction in headcount that we experienced throughout the year, it is not related to the migration to Business exits for the Federal Government. As you know, we conducted a strategic review of all the businesses throughout our company and as we looked at the government business it had certain characteristics that we continue to see declining volumes and declining revenue and the cost to support that were a high fixed cost infrastructure. And this was really driven by two initiatives from the government perspective. One was really to convert a lot of the paper-based services to

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electronics and then to really in-source those electronic and process through the Federal Reserve, so we made a strategic decision that going forward this would not be an attractive business. In terms of the initiatives that we outlined for the fourth quarter, the severance relates to initiatives that we were planning to make during 2007 to improve the operating leverage both within the Working Capital Solutions business as well as Mellon Investor Services.

David Hilder:	I was going to follow-up by asking if we should expect to see more actions like this but it suggests that you have taken care of what you currently envision. Is that fair?

Robert Stasik:	No, we don’t anticipate…

Michael Bryson:	I think what Bob was saying, David, was: yes, we did, we took some severance that would cover some fourth quarter but also given our policy and the appropriate accounting some displacements that would occur here in the first quarter and maybe even earlier in the second quarter, the actual displacements of the individuals. Having that said, I mean I don’t… We didn’t want to imply that we may not have more actions to take. I mean I think the answer is there are things that have not yet been initiated that would create more charges both in that area and in other line items.

David Hilder:	Thanks very much.

Robert Kelly:	Thanks David.

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Operator:	The next question is from Gerard Cassidy from RBC Capital Markets; please go ahead.

Gerard Cassidy:	Good morning Bob.

Robert Kelly:	Good morning Gerard.

Gerard Cassidy:	Question regarding the performance fees with the hedge funds now being very important to that line item. Is there any strategy to increase that to even a greater percentage than 50% that you reported in the quarter or are you comfortable at this level?

Ronald O’Hanley:	We will continue to grow our alternative’s business as much as we can. Just to give you a sense as to where this sits overall, about 27% of our overall performance fees for 2006 came from hedge funds, so 50% in the quarter for 27% of the full year 2006 and that’s up from 18% in the full year 2005. So I think you’d continue to see a growth in that, maybe probably at that same level, at that same pace I mean.

Gerard Cassidy:	And is the growth coming from new customers or existing customers that are just adding more products, you’re adding more products to the product set for them?

Ronald O’Hanley:	Well we think about it in terms of accounts, so this would be a mix of new clients and existing clients, but 55% of the performance fees in Q4 2006 came from new accounts and I don’t have the numbers in front of me, but I would say at least half of that was from new clients.

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Gerard Cassidy:	And finally, are most of the accounts or clients here in the United States or are they spread out globally?

Michael Bryson:	It’s clearly spread out globally and, again, just to give you a sense of that, about of the Q4 performance fees, about 59% came from non-U.S. clients.

Gerard Cassidy:	Thank you.

Robert Kelly:	You know, Gerard, it’s Bob. You may recall back in the investor day we had back in November we showed a slide of Ron’s organic growth rate that we have in Mellon Asset Management as compared to our major competitors in the United States and the reality is we just have higher organic growth rates than most of our public peers and that’s coming through in performance fees as well, so it’s a fine indication of just how well we’re growing organically.

Gerard Cassidy:	Thanks.

Operator:	The next question is from Nancy Bush from NAB Research; please go ahead.

Nancy Bush:	Hi guys. How are you this morning?

Robert Kelly:	Hi Nancy. Great. Thanks.

Nancy Bush:	If we can just drill a little bit further into the success you had in ‘06 in Private Wealth Management, were there any particular products or sectors that were attracting new customers, and if you could also just talk about the new customers you got in 2006, how they sort of came out by sector, Family Office versus lower end, etcetera, etcetera?

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David Lamere:	Sure Nancy, this is Dave Lamere. I would probably talk about it most easily by region which is the way we look at it. I think the strongest; clearly the strongest grower for us on a year-on-year basis was in California, specifically in Southern California where we saw very significant increase in the number of new clients and the size of the new clients that we brought in. After that I’d say that the two standouts would probably be both Nevada and Georgia where we’re a couple years into acquisitions in each of those locations and we’ve just seen really nice growth organically, first, in Georgia, which is a little bit ahead from a time standpoint, but also in Nevada where we’ve had very good growth. And then lastly, we had very good uptick in New York, which we’re excited about and we look forward to continuing with our merger. So I’d say those are the regions that were the strongest growing. In terms of size, the Family Office business continues to grow at a pretty significant pace, so the number of clients that we brought in, although smaller in numbers, the asset size was significant in the Family Office business. So see good growth, continued growth at that core level, maybe 5 to 15 million and probably an uptick in that $25 to $50 million segment across the board.

Nancy Bush:	If I could also ask, are there plans for new office openings in ‘07 that now have been shelved due to the merger or you just going to continue to run your plan here up until the merger? How is that going to sort of shake out in 2007?

David Lamere:	The only plan that we have right now, is we are opening one new office in Connecticut. We’ve already hired the people in Connecticut, which we’ll open

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here in January or the beginning of February, and that will probably be the last unless we have an opportunity that arises that we think is especially attractive. That will probably be the last sort of new office that we add until we really understand all the opportunities that we have in the tri-state area with the Bank of New York organization and then we’ll reevaluate what the plan is going forward from there.

Nancy Bush:	Thank you very much.

Robert Kelly:	Nancy, I will just add, this is Bob, that Dave had an offsite last week with the Bank of New York folks where the teams are getting together and they’re really starting to talk about business strategies going forward and how we can help the Bank of New York and how the Bank of New York can help us.

Nancy Bush:	Bob, just any additional thoughts about branding in this business? I mean will it be a Bank of New York/Mellon brand or where do you stand on that whole issue right now?

Robert Kelly:	It’s really early right now on that Nancy. Rose Gabbianelli is here. She’s going to bring in a couple of brand consultants over the next few weeks to make presentations to us. Anything you would add to that Rose?

Rose Gabbianelli:	That’s correct Bob. But I would add, Nancy, if you read the terms of the agreement, certainly in this business the go-to-market name has been identified as BNY Mellon for Private Wealth, for Asset Servicing as well as for Asset Management. So we’re very clear on the names which will go to market. What we want to better define working with the combined executive teams is how they

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want to position that in terms of look and feel and value proposition. So some of that work we can do initially, some of it we have to wait closer to the actual merger date to execute certainly. But on merger execution day we will have our client facing people especially ready to go with the right business cards, the right approach and how they answer the phone and how they deal with clients in a very singular way.

Robert Kelly:	Just as a reminder too on that, we’re essentially going to have two go-to-market names for all of our overlap businesses. It’s going to be BNY Mellon and for the businesses that are unique to Bank of New York it would be Bank of New York Mellon and of course at the holding company we’re going to be Bank of New York Mellon as well. So we have some issues to work through on that in terms of making sure that in spite of the fact that the names are slightly different that we have very similar and complimentary strategies going forward from a branding standpoint. I’m really looking forward to having good dialogues on this over the next couple of months and it will be one of the early work streams that the new executive committee that is going to start to discuss and debate. In fact, the new team will be getting together for the first time to talk about future go-to-market strategy early in February, Nancy.

Operator:	The next question is from Tom McCrohan from Janney; please go ahead.

Tom McCrohan:	Hi. Thanks for taking the call. I just had quick question on the overlap areas. Can you just remind us in what area specific, specifically in Asset Servicing there are potential overlaps in the client side.

Robert Kelly:	On the what side, Tom, in Asset Servicing?

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Tom McCrohan:	Asset Servicing.

Robert Kelly:	On the client side; I’m sorry, okay.

James Palermo:	This is Jim, Tom. There’s a number of areas we have overlapping clients, clearly here in the states on both the pension, tax exempt side of the world as well as in the financial institution side. In Europe, principally in the U.K. as well as in Holland we have overlapping client bases and we have a little bit less so in Asia. But I think if you can think of it as virtually across all the businesses in all the segments there is some degree of overlap. Now what we’re working through in a very thoughtful and careful way as part of the integration effort is to determine in a client first mentality what’s the appropriate technology platform associated with the most appropriate client service model and we’ll be making announcements about that as we go through the integration period and then post merger date.

Tom McCrohan:	Is it fair to say, Jim, that you have one platform outside the United States, one platform here, so it’s not you just making one selection, you’re making various selections?

James Palermo:	Well that could be the case. If we’re talking specifically about Mellon platform, Tom, it is one common technology platform that we apply all of our accounts to on a global scale. Clearly the Bank of New York has their technology platforms as well, so as I said, we’re going through along with our technology experts a very careful review around the scalability, the functionality and the feature functionality of each of those applications and we’ll apply the best reason response and apply the technology to the…

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Tom McCrohan:	Yeah, I mean it seems I… mean there has been some discussion about potential client defections, which seems to me not to be an issue here given that from what I remember Mellon, you guys had a much greater share, at least here domestically like the defined benefit plans, servicing pension plans for corporations which is one of the overlap areas and when I looked at back, and it’s a couple years ago, you guys had like a 30% share of that market, this is like the top 100 plans; BK had like a 6% share. So is this much to do about nothing as far as any type of concerns about client defections?

James Palermo:	I certainly think so and the way we look at it is we’ve got two very strong organizations that are deeply committed to the Asset Servicing business with a lot of capability and a lot of service expertise and as we combine the two organizations we think we’re going to be able to really look at this in the best of the best kind of mode and bring more capability to the market.

Tom McCrohan:	Fair enough. Thank you.

Robert Kelly:	Tom, one thing I’d add, it’s Bob again. As was correctly pointed out earlier in the call, Jim and Tim Keaney have the heaviest lifting in this merger and I would say they’ve done more work than the other businesses at this point because they’ve had to. I think they would be well ahead of the other businesses and thinking about go-to-market strategies from a client standpoint, from a system standpoint, from a marketing standpoint, from an organizational structure standpoint and frankly that’s exactly the way we want to see it so they’re pushing us to make decisions quicker and we’re delighted that they’re pushing us.

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Operator:	The next question is from Mark Fitzgibbon from Sandler O’Neal; please go ahead.

Mark Fitzgibbon:	Good morning. Mike, I wondered if you could tell us what the revenue and expense numbers were at Walter Scott in the fourth quarter?

Michael Bryson:	We actually haven’t I guess disclosed that, but… And I guess there’s no really good way for you to get that. But as we said, it’s definitely is accretive and I think if you, we have disclosed sort of what the total purchase price was that was over $500 million and we have some amortization in there so $5 million and… I think if you just work through some numbers, you’re going to see that it’s a pretty material kind of number, maybe not quite $10 million a quarter but something a little bit under that. I think if you just go through what the acquisition price, the fact that it’s got to be accretive and what the, sort of what the cost to carry and everything is and the amortization you’ll come up with a number somewhere in that ballpark.

Mark Fitzgibbon:	So am I correct in assuming then that excluding the Walter Scott deal, positive operating leverage was not achieved organically?

Michael Bryson:	You mean for the whole company?

Mark Fitzgibbon:	If you exclude Walter Scott?

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Michael Bryson:	No, I don’t think that would be the case. I mean you can compare the numbers with Steve Lackey, but I don’t think you’ll come to that conclusion.

Robert Kelly:	It was accretive slightly.

Michael Bryson:	Yeah, it’s accretive but I don’t think that’s going to change what was, would otherwise be a little bit less than a point of positive operating leverage.

Mark Fitzgibbon:	Okay. And then secondly for Jim, Jim, you talked about the new business wins in Asset Servicing. I think you said 12 wins for $50 billion of assets since the deal was announced. I’m wondering, could you also give us the data on how many pieces of business have indicated that they’re going to leave Mellon or Bank of New York as a result of the merger or since the merger was announced?

James Palermo:	I’m not aware of any.

Mark Fitzgibbon:	Okay. Thank you.

Operator:	The next question is from Robert Lee from KBW; please go ahead.

Robert Lee:	Thanks. Good morning everyone.

Robert Kelly:	Robert.

Robert Lee:	Just a couple quick questions. In looking at the $500 billion of wins, could you give us some color on what remains to be funded heading into the

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year? And then also, is it possible to get a little bit more color on the Asset Management pipeline? If not, specific size at least Are you continuing to see the pipeline mainly on the hedge fund side or are the particular products where you’re seeing a lot more of the pipeline build?

James Palermo:	It’s Jim. On your first question, of the $506 billion, we’ve converted $279 of that $506, so we’ve got 55% of those assets still to be converted.

Robert Lee:	Great. Thank you.

Ronald O’Hanley:	This is Ron. On the pipeline, what I would say is that pipeline even coming off a very strong 2005 and 2006, the pipeline at the end of the fourth quarter stood at a higher level than at the end of the fourth quarter of 2005 and it’s a pipeline that will reflect what I would call the current mix of business, of new business, which is heavily oriented towards higher fee products, so it’s as strong a pipeline as we’ve ever had.

Robert Lee:	Great. And maybe, Ron, I have one follow-up question for you. I know there was a change of senior management I guess at Dreyfus in Q4 and my impression has been that’s not, you haven’t been completely happy with the direction of Dreyfus or its progress. With the transaction and a lot of attention being put on that, where are your thoughts about Dreyfus going forward at the moment? I mean are there any other changes you see making there or just how should we think about that in the mutual fund business?

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Ronald O’Hanley:	Well, Dreyfus is in the middle of a transformation, the kind of which has never really been done before in that we’re turning Dreyfus into a multi-strategy retail intermediary distribution company and I would say in fact that the progress, if you look at the second half of the year versus the first half of the year it was quite good, but it’s moving from an integrated fund management company to a distribution company and that requires a different set of skills, so the Yes, we have added different kinds of people there. If you look at the new chief investment officer who’s come out of our EACM area, this is a person who has over 30 years of experience measuring and evaluating other managers, which is what you need in a distribution company that’s based on pushing out the multiple investment strategies of Mellon. So I’m in fact, we’re pleased with the progress. To be honest with you, we have more in front of us than we do behind us, but the progress is there. Jon Little has moved over to oversee the whole business and Jon has built up a very strong non-U.S. distribution business for us. There’s a lot we can learn from that. That is primarily a retail intermediary business, so I would say people-wise we’re very well positioned in that business.

Robert Kelly:	Rob, it’s Bob. This is a three year strategy. That’s the way I sort of think about. We’re early in the process. We’re very We have very, very distinct strategies here that are multifaceted. We’re seeing early progress and we’re encouraged by what we see so far, but it’s still very early.

Robert Lee:	Great. Thank you very much.

Robert Kelly:	Well thank you everyone for joining us. I appreciate the quality of the calls and have a great day.

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Operator:	If there are any additional questions or comments, you may contact Mr. Steve Lackey at 412-234-5601 or Mr. Andrew Clark at 412-234-4633. Thank you ladies and gentlemen. This concludes today’s conference. Thank you for participating. You may all disconnect.

Please Note:	* Proper names/organizations spelling not verified.
[sic] Verbatim, might need confirmation.

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